                                                                    EXHIBIT 20.1


[FURON LETTERHEAD]

PRESS RELEASE

For:      IMMEDIATE RELEASE

Contact:  Mike Hagan/Ron Bissell
          Furon Company
          (949) 831-5350

          Roger Pondel/Rob Whetstone
          Pondel/Wilkinson Group
          (310) 207-9300

                  FURON ANNOUNCES NEW SHAREHOLDER RIGHTS PLAN

Laguna Niguel, CA - April 30, 1999 - Furon Company (NYSE:FCY) today announced it has adopted a new shareholder rights plan in order to discourage abusive takeover tactics. The new plan will replace the current plan which expires May 31, 1999. It is expected that the new rights will be issued on that date as a dividend to shareholders of record on May 21, 1999.

In the new plan, if an entity acquires more than 15% of the Company's stock, or in the event of a "squeeze-out" merger, holders of the rights would be entitled to purchase either the Company's stock or stock in the merged entity at half of the market value. The Company will be entitled to redeem the rights for a nominal amount at any time until the tenth day following a public announcement that a 15% position in the Company has been acquired. The new plan also eliminates the "dead-hand" or "continuing director" provisions that were contained in the prior plan. These provisions provided that only "continuing directors" could redeem the rights after a distribution date. Complete details of the new plan will be mailed to shareholders.

Furon, a leading manufacturer of engineered polymer components, serves both the commercial and healthcare markets.

                                     # # #